UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

SCHEDULE 13D

Under the Securities Exchange Act of 1934

OMNI Energy Services Corp.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

68210T109

(CUSIP Number)

Michael T. Johnson

909 Poydras Street, Suite 2230

New Orleans, Louisiana 70112

504-522-4850

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.

CUSIP No. 68210T109
1.	Name of Reporting Persons. I.R.S. Identification No. of above persons (entity only). Steven T. Stull
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		N/A
6.	Citizenship or Place of Organization		United States

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power	8,000
	8.	Shared Voting Power	6,415,090
	9.	Sole Dispositive Power	8,000
	10.	Shared Dispositive Power	6,415,090
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		6,423,090
12.	Check if the Aggregate Amount in Row (11) Excludes Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)		44.52%
14.	Type of Person Reporting (See Instructions)		IN

CUSIP No. 68210T109
1.	Name of Reporting Person Advantage Capital Partners Limited Partnership I.R.S. Identification No. of above person: 72-1216872
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		____
6.	Citizenship or Place of Organization		United States

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power	0
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		0
12.	Check if the Aggregate Amount in Row (11) Excludes Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)		0%
14.	Type of Person Reporting (See Instructions)		PN

CUSIP No. 68210T109
1.	Name of Reporting Person Advantage Capital Partners II Limited Partnership I.R.S. Identification No. of above person: 72-1236549
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		____
6.	Citizenship or Place of Organization		United States

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power	0
	8.	Shared Voting Power	429,271
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	429,271
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		429,271
12.	Check if the Aggregate Amount in Row (11) Excludes Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)		4.7%
14.	Type of Person Reporting (See Instructions)		PN

CUSIP No. 68210T109
1.	Name of Reporting Person Advantage Capital Corporation I.R.S. Identification No. of above person: 72-1201602
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		____
6.	Citizenship or Place of Organization		United States

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power	0
	8.	Shared Voting Power	429,271
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	429,271
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		429,271
12.	Check if the Aggregate Amount in Row (11) Excludes Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)		4.7%
14.	Type of Person Reporting (See Instructions)		CO

CUSIP No. 68210T109
1.	Name of Reporting Person Advantage Capital Partners III Limited Partnership I.R.S. Identification No. of above person: 72-1264304
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		____
6.	Citizenship or Place of Organization		United States

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power	0
	8.	Shared Voting Power	538,686
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	538,686
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		538,686
12.	Check if the Aggregate Amount in Row (11) Excludes Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)		5.9%
14.	Type of Person Reporting (See Instructions)		PN

CUSIP No. 68210T109
1.	Name of Reporting Person Advantage Capital Management Corporation I.R.S. Identification No. of above person: 72-1262990
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		____
6.	Citizenship or Place of Organization		United States

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power	0
	8.	Shared Voting Power	538,686
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	538,686
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		538,686
12.	Check if the Aggregate Amount in Row (11) Excludes Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)		5.9%
14.	Type of Person Reporting (See Instructions)		CO

CUSIP No. 68210T109
1.	Name of Reporting Person Advantage Capital Partners IV Limited Partnership I.R.S. Identification No. of above person: 72-1291972
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		____
6.	Citizenship or Place of Organization		United States

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power	0
	8.	Shared Voting Power	133,755
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	133,755
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		133,755
12.	Check if the Aggregate Amount in Row (11) Excludes Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)		1.47%
14.	Type of Person Reporting (See Instructions)		PN

CUSIP No. 68210T109
1.	Name of Reporting Person Advantage Capital Financial Company, L.L.C. I.R.S. Identification No. of above person: 72-1295140
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		____
6.	Citizenship or Place of Organization		United States

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power	0
	8.	Shared Voting Power	133,755
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	133,755
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		133,755
12.	Check if the Aggregate Amount in Row (11) Excludes Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)		1.47%
14.	Type of Person Reporting (See Instructions)		OO

CUSIP No. 68210T109
1.	Name of Reporting Person Advantage Capital Partners V Limited Partnership I.R.S. Identification No. of above person: 72-1310986
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		____
6.	Citizenship or Place of Organization		United States

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power	0
	8.	Shared Voting Power	44,444
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	44,444
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		44,444
12.	Check if the Aggregate Amount in Row (11) Excludes Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)		0.49%
14.	Type of Person Reporting (See Instructions)		PN

CUSIP No. 68210T109
1.	Name of Reporting Person Advantage Capital Advisors, L.L.C. I.R.S. Identification No. of above person: 72-1310983
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		____
6.	Citizenship or Place of Organization		United States

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power	0
	8.	Shared Voting Power	44,444
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	44,444
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		44,444
12.	Check if the Aggregate Amount in Row (11) Excludes Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)		0.49%
14.	Type of Person Reporting (See Instructions)		OO

CUSIP No. 68210T109
1.	Name of Reporting Person Advantage Capital Partners VI Limited Partnership I.R.S. Identification No. of above person: 72-1402146
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		____
6.	Citizenship or Place of Organization		United States

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power	0
	8.	Shared Voting Power	2,791,733
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	2,791,733
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		2,791,733
12.	Check if the Aggregate Amount in Row (11) Excludes Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)		23.46%
14.	Type of Person Reporting (See Instructions)		PN

CUSIP No. 68210T109
1.	Name of Reporting Person Advantage Capital NOLA VI, L.L.C. I.R.S. Identification No. of above person: 72-1400488
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		____
6.	Citizenship or Place of Organization		United States

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power	0
	8.	Shared Voting Power	2,791,733
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	2,791,733
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		2,791,733
12.	Check if the Aggregate Amount in Row (11) Excludes Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)		23.46%
14.	Type of Person Reporting (See Instructions)		OO

CUSIP No. 68210T109
1.	Name of Reporting Person Advantage Capital Partners VII Limited Partnership I.R.S. Identification No. of above person: 72-1402410
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		____
6.	Citizenship or Place of Organization		United States

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power	0
	8.	Shared Voting Power	1,609,956
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	1,609,956
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		1,609,956
12.	Check if the Aggregate Amount in Row (11) Excludes Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)		15.02%
14.	Type of Person Reporting (See Instructions)		PN

CUSIP No. 68210T109
1.	Name of Reporting Person Advantage Capital NOLA VII, L.L.C. I.R.S. Identification No. of above person: 72-1400489
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		____
6.	Citizenship or Place of Organization		United States

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power	0
	8.	Shared Voting Power	1,609,956
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	1,609,956
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		1,609,956
12.	Check if the Aggregate Amount in Row (11) Excludes Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)		15.02%
14.	Type of Person Reporting (See Instructions)		OO

CUSIP No. 68210T109
1.	Name of Reporting Person Advantage Capital Partners VIII Limited Partnership I.R.S. Identification No. of above person: 72-1402147
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		____
6.	Citizenship or Place of Organization		United States

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power	0
	8.	Shared Voting Power	306,133
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	306,133
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		306,133
12.	Check if the Aggregate Amount in Row (11) Excludes Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)		3.25%
14.	Type of Person Reporting (See Instructions)		PN

CUSIP No. 68210T109
1.	Name of Reporting Person Advantage Capital NOLA VIII, L.L.C. I.R.S. Identification No. of above person: 72-1401236
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		____
6.	Citizenship or Place of Organization		United States

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power	0
	8.	Shared Voting Power	306,133
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	306,133
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		306,133
12.	Check if the Aggregate Amount in Row (11) Excludes Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)		3.25%
14.	Type of Person Reporting (See Instructions)		OO

CUSIP No. 68210T109
1.	Name of Reporting Person Advantage Capital Partners IX Limited Partnership. I.R.S. Identification No. of above person: 72-1401733
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		____
6.	Citizenship or Place of Organization		United States

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power	0
	8.	Shared Voting Power	205,556
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	205,556
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		205,556
12.	Check if the Aggregate Amount in Row (11) Excludes Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)		2.21%
14.	Type of Person Reporting (See Instructions)		PN

CUSIP No. 68210T109
1.	Name of Reporting Person Advantage Capital NOLA IX, L.L.C. I.R.S. Identification No. of above person: 72-1401731
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		____
6.	Citizenship or Place of Organization		United States

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power	0
	8.	Shared Voting Power	205,556
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	205,556
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		205,556
12.	Check if the Aggregate Amount in Row (11) Excludes Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)		2.21%
14.	Type of Person Reporting (See Instructions)		OO

CUSIP No. 68210T109
1.	Name of Reporting Person Advantage Capital Partners X Limited Partnership I.R.S. Identification No. of above person: 72-1452790
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		____
6.	Citizenship or Place of Organization		United States

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power	0
	8.	Shared Voting Power	355,556
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	355,556
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		355,556
12.	Check if the Aggregate Amount in Row (11) Excludes Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)		3.76%
14.	Type of Person Reporting (See Instructions)		PN

CUSIP No. 68210T109
1.	Name of Reporting Person Advantage Capital NOLA X, L.L.C. I.R.S. Identification No. of above person: 72-1452786
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		____
6.	Citizenship or Place of Organization		United States

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power	0
	8.	Shared Voting Power	355,556
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	355,556
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		355,556
12.	Check if the Aggregate Amount in Row (11) Excludes Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)		3.76%
14.	Type of Person Reporting (See Instructions)		OO

CUSIP No. 68210T109
1.	Name of Reporting Person Advantage Capital Technology Fund, L.L.C. I.R.S. Identification No. of above person: 72-1339619
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		____
6.	Citizenship or Place of Organization		United States

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power	0
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		0
12.	Check if the Aggregate Amount in Row (11) Excludes Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)		0%
14.	Type of Person Reporting (See Instructions)		OO

CUSIP No. 68210T109
1.	Name of Reporting Person Advantage Capital Technology Advisors, L.L.C. I.R.S. Identification No. of above person: 72-1339620
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		____
6.	Citizenship or Place of Organization		United States

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power	0
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		0
12.	Check if the Aggregate Amount in Row (11) Excludes Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)		0%
14.	Type of Person Reporting (See Instructions)		OO

Item 1.        Security and Issuer.

This statement relates to the common stock, $.0.01 par value per share (the "Common Stock"), of OMNI Energy Services Corp. (the "Issuer"), a Louisiana corporation. The address of the principal executive offices of the Issuer is 4500 N.E. Evangeline Thruway, Carencro, Louisiana 70520.

Item 2.         Identity and Background.

(a)       Names of Reporting Persons:

Steven T. Stull

Advantage Capital Partners Limited Partnership

Advantage Capital Partners II Limited Partnership

Advantage Capital Corporation

Advantage Capital Partners III Limited Partnership

Advantage Capital Management Corporation

Advantage Capital Partners IV Limited Partnership

Advantage Capital Financial Company, L.L.C.

Advantage Capital Partners V Limited Partnership

Advantage Capital Advisors, L.L.C.

Advantage Capital Partners VI Limited Partnership

Advantage Capital NOLA VI, L.L.C.

Advantage Capital Partners VII Limited Partnership

Advantage Capital NOLA VII, L.L.C.

Advantage Capital Partners VIII Limited Partnership

Advantage Capital NOLA VIII, L.L.C.

Advantage Capital Partners IX Limited Partnership

Advantage Capital NOLA IX, L.L.C.

Advantage Capital Partners X Limited Partnership

Advantage Capital NOLA X, L.L.C.

Advantage Capital Technology Fund, L.L.C.

Advantage Capital Technology Advisors, L.L.C.

(b)      Principal Business Address of Reporting Persons

909 Poydras Street, Suite 2230

New Orleans, Louisiana 70112

(c)       Mr. Stull is a founding partner of the Advantage Capital partnerships, which are institutional venture capital funds.

(d)       The Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

(e)       The Reporting Persons have not been parties to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the past five years.

(f)        The Reporting Persons are United States citizens or are organized under the laws of a state of the United States.

Item 3.        Source and Amount of Funds or Other Consideration.

N/A

Item 4.        Purpose of Transaction.

Securities of the Issuer were acquired by the Reporting Persons for investment purposes. The purpose of this amendment is to reflect that (a) the Reporting Persons' shares of Series A and Series B Preferred Stock of the Issuer are now convertible; (b) certain warrants and options to acquire the Common Stock of the Issuer are no longer held by the Reporting Persons; and (c) shares of Common Stock of the Issuer have been sold by certain Reporting Persons.

(a)        The Issuer filed a registration statement on December 18, 2003 with the Securities and Exchange Commission with respect to the possible sale of all of the shares of Common Stock of the Issuer beneficially owned by the Reporting Persons and all of the Common Stock into which the Series A and Series B Preferred Stock of the Issuer held by the Reporting Persons is convertible.  If all such shares are sold, the only shares of Common Stock that will continue to be beneficially owned by the Reporting Persons are 555,555 shares of Common Stock issuable upon the exercise of warrants at $2.25 per share owned by Advantage Capital Partners VI Limited Partnership and indirectly owned by Advantage Capital NOLA VI, LLC and Steven T. Stull and 205,556 shares of Common Stock issuable upon the exercise of warrants at $2.25 per share beneficially owned by Advantage Capital Partners IX Limited Partnership and indirectly owned by Advantage Capital NOLA IX, LLC and Steven T. Stull and 8,000 shares of Common Stock issuable upon the exercise of options held by Steven T. Stull.

(b)-(j) The Reporting Persons have no plans or proposals that relate to or that would result in any of the actions specified in clauses (b) through (j) of Item 4 of Schedule 13D.

Item 5.         Interest in Securities of the Issuer.

(a)        As of December 17, 2003, the Reporting Persons beneficially owned shares of the Common Stock listed below:

Reporting Person	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned	Shares Included Which Reporting Person has Right to Acquire

Steven T. Stull

Advantage Capital Partners Limited Partnership

Advantage Capital Partners II Limited Partnership

Advantage Capital Corporation

Advantage Capital Partners III Limited Partnership

Advantage Capital Management Corporation

Advantage Capital Partners IV Limited Partnership

Advantage Capital Financial Company, L.L.C.

Advantage Capital Partners V Limited Partnership

Advantage Capital Advisors, L.L.C.

Advantage Capital Partners VI Limited Partnership

Advantage Capital NOLA VI, L.L.C.

Advantage Capital Partners VII Limited Partnership

Advantage Capital NOLA VII, L.L.C.

Advantage Capital Partners VIII Limited Partnership

Advantage Capital NOLA VIII, L.L.C.

Advantage Capital Partners IX Limited Partnership

Advantage Capital NOLA IX, L.L.C.

Advantage Capital Partners X Limited Partnership

Advantage Capital NOLA X, L.L.C.

Advantage Capital Technology Fund, L.L.C.

Advantage Capital Technology

Advisors, L.L.C.

	6,423,090 0 429,271 429,271 538,686 538,686 133,755 133,755 44,444 44,444 2,791,733 2,791,733 1,609,956 1,609,956 306,133 306,133 205,556 205,556 355,556 355,556 0 0	44.52% 0% 4.70% 4.70% 5.90% 5.90% 1.47% 1.47% 0.49% 0.49% 23.46% 23.46% 15.02% 15.02% 3.25% 3.25% 2.21% 2.21% 6.58% 6.58% .00% .00%	5,321,378 0 0 0 0 0 0 0 44,444 44,444 2,791,733 2,791,733 1,609,956 1,609,956 306,133 306,133 205,556 205,556 355,556 355,556 0 0

(b)        See Items 7 through 10 of the Cover Pages for information as to the voting power and dispositive power of shares of Common Stock beneficially owned by each Reporting Persons.

(c)        The Advantage Capital Partners V Limited Partnership, Advantage Capital Advisors, L.L.C. and Steven T. Stull had the following open market sales of the Common Stock of the Issuer in the past 60 days preceding December 17, 2003:

Sale of 27,700 shares at $3.40 per share on November 10, 2003;

Sale of 3,900 shares at $3.40 per share on November 11, 2003;

Sale of 26,300 shares at $3.3722 per share on November 12, 2003;

Sale of 4,900 shares at $3.2551 per share on November 13, 2003;

Sale of 27,150 shares at $3.1849 per share on November 17, 2003;

Sale of 12,600 shares at $3.2357 per share on November 18, 2003;

Sale of 8,012 shares at $3.22 per share on November 19, 2003;

Sale of 14,900 shares at $3.20 per share on November 19, 2003;

Sale of 7,000 shares at $3.15 per share on November 19, 2003;

Sale of 66 shares at $3.17 per share on November 19, 2003;

Sale of 334 shares at $3.18 per share on November 19, 2003;

Sale of 2,700 shares at $3.20 per share on November 19, 2003;

Sale of 8,000 shares at $3.35 per share on November 20, 2003;

Sale of 6,500 shares at $3.26 per share on November 20, 2003;

Sale of 3,500 shares at $3.25 per share on November 20, 2003;

Sale of 10,300 shares at $3.23 per share on November 20, 2003;

Sale of 4,200 shares at $3.22 per share on November 20, 2003;

Sale of 10,500 shares at $3.20 per share on November 20, 2003;

Sale of 2,500 shares at $3.20 per share on November 24, 2003;

Sale of 3,500 shares at $3.15 per share on November 28, 2003;

Sale of 7,470 shares at $3.15 per share on December 1, 2003;

Sale of 4,400 shares at $3.10 per share on December 2, 2003;

Sale of 4,050 shares at $3.55 per share on December 3, 2003;

Sale of 600 shares at $3.51 per share on December 3, 2003;

Sale of 37,000 shares at $3.5 per share on December 3, 2003;

Sale of 400 shares at $3.451 per share on December 3, 2003;

Sale of 86,350 shares at $3.45 per share on December 3, 2003;

Sale of 33,300 shares at $3.4 per share on December 3, 2003;

Sale of 700 shares at $3.39 per share on December 3, 2003;

Sale of 300 shares at $3.36 per share on December 3, 2003;

Sale of 26,134 shares at $3.35 per share on December 3, 2003;

Sale of 4,300 shares at $3.33 per share on December 3, 2003;

Sale of 11,100 shares at $3.32 per share on December 3, 2003;

Sale of 400 shares at $3.31 per share on December 3, 2003;

Sale of 25,700 shares at $3.30 per share on December 3, 2003;

Sale of 10,000 shares at $3.25 per share on December 3, 2003;

Sale of 25,000 shares at $3.14 per share on December 3, 2003;

Sale of 10,100 shares at $3.10 per share on December 3, 2003;

Sale of 10,000 shares at $3.19 per share on December 3, 2003;

Sale of 9,900 shares at $3.30 per share on December 4, 2003;

Sale of 9,000 shares at $3.31 per share on December 4, 2003;

Sale of 100 shares at $3.32 per share on December 4, 2003;

Sale of 300 shares at $3.33 per share on December 4, 2003;

Sale of 500 shares at $3.34 per share on December 4, 2003;

Sale of 24,500 shares at $3.35 per share on December 4, 2003;

Sale of 500 shares at $3.36 per share on December 4, 2003;

Sale of 25,000 shares at $3.40 per share on December 4, 2003;

Sale of 15,000 shares at $3.45per share on December 4, 2003;

Sale of 22,500 shares at $3.50 per share on December 4, 2003;

Sale of 15,000 shares at $3.55 per share on December 4, 2003;

Sale of 31 shares at $3.52 per share on December 4, 2003; and

Sale of 15,000 shares at $3.60 per share on December 4, 2003.

(d)        The Advantage Capital Partners IV Limited Partnership, Advantage Capital Financial Company, L.L.C. and Steven T. Stull had the following open market sales of the Common Stock of the Issuer in the past 60 days preceding December 17, 2003:

Sale of 42,735 shares at $3.60 per share on December 4, 2003;

Sale of 34,265 shares at $3.64 per share on December 4, 2003;

Sale of 23,000 shares at $3.65 per share on December 4, 2003;

Sale of 79,190 shares at $3.80 per share on December 4, 2003;

Sale of 3,500 shares at $3.81per share on December 4, 2003;

Sale of 1,500 shares at $3.84 per share on December 4, 2003;

Sale of 15,810 shares at $3.85 per share on December 4, 2003;

Sale of 17,530 shares at $3.70 per share on December 5, 2003;

Sale of 400 shares at $3.71 per share on December 5, 2003;

Sale of 3,987 shares at $3.73 per share on December 5, 2003;

Sale of 3,500 shares at $3.71 per share on December 5, 2003;

Sale of 9,700 shares at $3.73 per share on December 5, 2003;

Sale of 10,000 shares at $3.78 per share on December 5, 2003;

Sale of 11,567 shares at $3.79 per share on December 5, 2003;

Sale of 23,000 shares at $3.8 per share on December 5, 2003;

Sale of 14,526 shares at $3.81 per share on December 5, 2003;

Sale of 600 shares at $3.82 per share on December 5, 2003;

Sale of 92,183 shares at $3.60 per share on December 8, 2003;

Sale of 6,000 shares at $3.61 per share on December 8, 2003;

Sale of 1,000 shares at $3.62 per share on December 8, 2003;

Sale of 500 shares at $3.65 per share on December 8, 2003;

Sale of 317 shares at $3.67 per share on December 8, 2003;

Sale of 1,000 shares at $3.62 per share on December 8, 2003;

Sale of 4,100 shares at $4.00 per share on December 11, 2003;

Sale of 45,900 shares at $4.00 per share on December 12, 2003;

Sale of 25,300 shares at $4.05 per share on December 12, 2003;

Sale of 1,000 shares at $4.06 per share on December 12, 2003;

Sale of 100 shares at $4.07 per share on December 12, 2003;

Sale of 3,600 shares at $4.08 per share on December 12, 2003;

Sale of 5,000 shares at $4.10 per share on December 12, 2003;

Sale of 1,000 shares at $4.11 per share on December 12, 2003;

Sale of 11,300 shares at $4.15 per share on December 12, 2003;

Sale of 700 shares at $4.16 per share on December 12, 2003;

Sale of 2,000 shares at $4.25 per share on December 12, 2003;

Sale of 5,000 shares at $4.25 per share on December 15, 2003;

Sale of 57,040 shares at $4.30 per share on December 15, 2003;

Sale of 13,250 shares at $4.31 per share on December 15, 2003;

Sale of 5,000 shares at $4.33 per share on December 15, 2003;

Sale of 4,460 shares at $4.34 per share on December 15, 2003;

Sale of 90,250 shares at $4.35 per share on December 15, 2003;

Sale of 2,500 shares at $4.36 per share on December 15, 2003;

Sale of 2,600 shares at $4.38 per share on December 15, 2003;

Sale of 5,200 shares at $4.39 per share on December 15, 2003;

Sale of 14,700 shares at $4.391 per share on December 15, 2003;

Sale of 67,916 shares at $4.25 per share on December 16, 2003;

Sale of 94,369 shares at $4.30 per share on December 16, 2003;

Sale of 15,700 shares at $4.30 per share on December 16, 2003;

Sale of 400 shares at $4.45 per share on December 16, 2003; and

Sale of 1615 shares at $4.30 per share on December 17, 2003;

The Advantage Capital Partners X Limited Partnership, Advantage Capital NOLA X, L.L.C. and Steven T. Stull had the following open market sales of Common Stock of the Issuer in the 60 days preceding December 18, 2003.

Sale of 46,584 shares at $3.60 per share on December 5, 2003

Sale of 4,800 shares at $3.61 per share on December 5, 2003;

Sale of 3,066 shares at $3.62 per share on December 5, 2003;

Sale of 31,700 shares at $3.65 per share on December 5, 2003

Sale of 8,200 shares at $3.66 per share on December 5, 2003

Sale of 1,400 shares at $3.67 per share on December 5, 2003;

Sale of 4,000 shares at $3.69 per share on December 5, 2003;

Sale of 11,900 shares at $3.70 per share on December 5, 2003;

Sale of 100 shares at $3.71 per share on December 5, 2003;

Sale of 116 shares at $3.72 per share on December 5, 2003;

Sale of 4,200 shares at $3.80 per share on December 5, 2003;

Sale of 9,100 shares at $3.85 per share on December 5, 2003;

Sale of 44,813 shares at $3.60 per share on December 8, 2003; and

Sale of 96,687 shares at $3.60 per share on December 9, 2003.

On November 14, 2003, the Reporting Persons entered into a settlement agreement with respect to a lawsuit and transferred warrants to purchase 184,722 shares of Common Stock exercisable at $4.50 and $6.00 per share plus warrants to purchase 108,333 shares exercisable at $2.25 per share. In addition, all of the Reporting Persons’ shares of Series A and Series B Preferred Stock of the Issuer became convertible into 4,560,000 shares of Common Stock on November 12, 2003.

(e)        Other party with right to receive or direct receipt of dividends or proceeds:

                       Not applicable.

(f)        Date Reporting Person ceased to beneficially own more than 5% of shares:

                       Not Applicable.

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the  Issuer.

The Stock Purchase Agreement described in Amendment No. 1 to this Schedule 13D and filed as an exhibit thereto has been terminated.

See Item 4(a) for a description of the Registration Statement that has been filed with respect to sales of Common Stock by the Reporting Person.

Item 7.        Material to be Filed as Exhibits.

    Exhibits

A        A written agreement relating to the filing of a joint Amendment No. 2 to Schedule 13D as required by Rule 13d-1(f) under the Securities Exchange Act of 1934.

B        Power of Attorney.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct as of December 17, 2003.

December 23, 2003	/s/ Crichton W. Brown
Date	Steven T. Stull, By Crichton W. Brown with power of attorney

ADVANTAGE CAPITAL PARTNERS LIMITED
PARTNERSHIP
ADVANTAGE CAPITAL PARTNERS II
LIMITED PARTNERSHIP
By:	Advantage Capital Corporation,
General Partner

By:	/s/ Crichton W. Brown
Steven T. Stull, President, By Crichton W. Brown with power of attorney

ADVANTAGE CAPITAL CORPORATION

By:	/s/ Crichton W. Brown
Steven T. Stull, President, By Crichton W. Brown with power of attorney

ADVANTAGE CAPITAL PARTNERS III
LIMITED PARTNERSHIP
By:	Advantage Capital Management
Corporation, General Partner

By:	/s/ Crichton W. Brown
Steven T. Stull, President, By Crichton W. Brown with power of attorney

ADVANTAGE CAPITAL
MANAGEMENT CORPORATION

By:	/s/ Crichton W. Brown
Steven T. Stull, President, By Crichton W. Brown with power of attorney

ADVANTAGE CAPITAL PARTNERS IV
LIMITED PARTNERSHIP
By:	Advantage Capital Financial Company,
L.L.C., General Partner

By:	/s/ Crichton W. Brown
Steven T. Stull, President, By Crichton W. Brown with power of attorney

ADVANTAGE CAPITAL FINANCIAL
COMPANY, L.L.C.

By:	/s/ Crichton W. Brown
Steven T. Stull, President, By Crichton W. Brown with power of attorney

ADVANTAGE CAPITAL PARTNERS V
LIMITED PARTNERSHIP
By:	Advantage Capital Advisors, L.L.C.,
General Partner

By:	/s/ Crichton W. Brown
Steven T. Stull, President, By Crichton W. Brown with power of attorney

ADVANTAGE CAPITAL ADVISORS, L.L.C.

By:	/s/ Crichton W. Brown
Steven T. Stull, President, By Crichton W. Brown with power of attorney

ADVANTAGE CAPITAL PARTNERS VI
LIMITED PARTNERSHIP
By:	Advantage Capital NOLA VI,
L.L.C., General Partner

By:	/s/ Crichton W. Brown
Steven T. Stull, President, By Crichton W. Brown with power of attorney

ADVANTAGE CAPITAL NOLA VI, L.L.C.

By:	/s/ Crichton W. Brown
Steven T. Stull, President, By Crichton W. Brown with power of attorney

ADVANTAGE CAPITAL PARTNERS VII
LIMITED PARTNERSHIP
By:	Advantage Capital NOLA VII,
L.L.C., General Partner

By:	/s/ Crichton W. Brown
Steven T. Stull, President, By Crichton W. Brown with power of attorney

ADVANTAGE CAPITAL NOLA VII, L.L.C.

By:	/s/ Crichton W. Brown
Steven T. Stull, President, By Crichton W. Brown with power of attorney

ADVANTAGE CAPITAL PARTNERS VIII
LIMITED PARTNERSHIP
By:	Advantage Capital NOLA VIII,
L.L.C., General Partner

By:	/s/ Crichton W. Brown
Steven T. Stull, President, By Crichton W. Brown with power of attorney

ADVANTAGE CAPITAL NOLA VIII, L.L.C.

By:	/s/ Crichton W. Brown
Steven T. Stull, President, By Crichton W. Brown with power of attorney

ADVANTAGE CAPITAL PARTNERS IX
LIMITED PARTNERSHIP
By:	Advantage Capital NOLA IX,
L.L.C., General Partner

By:	/s/ Crichton W. Brown
Steven T. Stull, President, By Crichton W. Brown with power of attorney

ADVANTAGE CAPITAL NOLA IX, L.L.C.

By:	/s/ Crichton W. Brown
Steven T. Stull, President, By Crichton W. Brown with power of attorney

ADVANTAGE CAPITAL PARTNERS X
LIMITED PARTNERSHIP
By:	Advantage Capital NOLA X,
L.L.C., General Partner

By:	/s/ Crichton W. Brown
Steven T. Stull, President, By Crichton W. Brown with power of attorney

ADVANTAGE CAPITAL NOLA X, L.L.C.

By:	/s/ Crichton W. Brown
Steven T. Stull, President, By Crichton W. Brown with power of attorney

ADVANTAGE CAPITAL TECHNOLOGY
FUND, L.L.C.
By:	Advantage Capital Technology
Advisors, L.L.C.
Managing Member

By:	/s/ Crichton W. Brown
Steven T. Stull, President, By Crichton W. Brown with power of attorney

ADVANTAGE CAPITAL TECHNOLOGY
ADVISORS, L.L.C.

By:	/s/ Crichton W. Brown
Steven T. Stull, President, By Crichton W. Brown with power of attorney